Exhibit 99.1

TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT ACCOUNTANTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

For the convenience of readers and for information purpose only, the report of independent accountants and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  In the event of any discrepancy between the English version and the original Chinese version or any differences in the interpretation of the two versions, the Chinese-language report of independent accountants and financial statements shall prevail.

REPORT OF INDEPENDENT ACCOUNTANTS TRANSLATED FROM CHINESE

To Taiwan Liposome Company, Ltd.

Opinion

We have audited the accompanying consolidated balance sheets of Taiwan Liposome Company, Ltd. and its subsidiaries (the “Group”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission.

Basis for opinion

We conducted our audits in accordance with the “Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants” and generally accepted auditing standards in the Republic of China (“ROC GAAS”). Our responsibilities under those standards are further described in the Independent accountant’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Professional Ethics for Certified Public Accountants in the Republic of China (the “Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and, in forming our opinion thereon, we do not provide a separate opinion on these matters.

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Indicators of impairment of property, plant and equipment

Description

As of December 31, 2018, the Group’s property, plant and equipment amounted to NT$158,245 thousand, accounting for 11% of the consolidated total assets. As the Group engages in research and development for new drugs, its value is composed of the market value of patents obtained from research and development. As the property, plant and equipment are mainly used for the purposes of research and development and are highly relevant to the outcome of new drugs’ development, the failure of meeting expectations in research and development of the new drugs might cause impairment of property, plant and equipment. Thus, we consider indicators of impairment of property, plant and equipment a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•

Evaluating the reasonableness of identifying indicators of impairment by reviewing the assessment of impairment indicators provided by management and discussing main research and development progress and technology, and etc. with management and research and development supervisors.

•	Performing physical observation of property, plant and equipment and assessing the working condition of major property, plant and equipment to determine whether there is any damaged or outdated item.

Existence of bank deposits

Description

As of December 31, 2018, the Group’s cash and cash equivalents amounted to NT$807,484 thousand, and current financial assets at amortized cost amounted to NT$307,150 thousand, constituting 79% of the consolidated total assets. As bank deposits constitute a significant percentage of the consolidated total assets, we consider the existence of bank deposits a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Confirming bank accounts and special arrangements with financial institutions to verify the existence and rights and obligations of the bank deposits.
•	Verifying the authenticity of the necessary information for the financial institutions being confirmed.
•	Inspecting a sample of the source documents of significant cash receipts and payments to verify that the transactions are for business needs.
•	Assessing the authenticity and purpose of foreign currency deposits, and verifying the existence of overseas banks.

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Assessment of liquidity risk

Description

The Group has reported a net loss in all fiscal periods since inception due to continuous cash outflows from research and development activities and execution of clinical programs, and expects to incur substantial and increased expenses to expand the said development activities. The Group expects to continue to generate operating losses in the foreseeable future. Based on the Group’s business plans disclosed in Note 1, the Group may seek future funding based on the need of capital and exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising to continue its operation in the future. Thus, we consider the assessment of liquidity risk a key audit matter.

How our audit addressed the matter

The procedures performed in respect of this key audit matter included:

•	Obtaining the cash flow forecast of the Group in the next twelve months, and discussing with management the feasibility of the cash flow forecast and its operations.
•	Verifying the compliance of covenants associated with the debt agreement and management’s responses.
•	Assessing the appropriateness of the footnote disclosure to the financial statements.

Other matter – Parent company only financial reports

We have audited and expressed an unmodified opinion on the parent company only financial statements of Taiwan Liposome Company, Ltd. as of and for the years ended December 31, 2018 and 2017.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers” and International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the Financial Supervisory Commission, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the Audit Committee, are responsible for overseeing the Group’s financial reporting process.

Independent accountant’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ROC GAAS will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ROC GAAS, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

2.

Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
4.

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our report. However, future events or conditions may cause the Group to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying

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transactions and events in a manner that achieves fair presentation.
6.

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

/s/ Teng, Sheng-Wei	/s/ Hsieh, Chih-Cheng
Teng, Sheng-Wei	Hsieh, Chih-Cheng

For and on behalf of PricewaterhouseCoopers, Taiwan

February 26, 2019

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The accompanying consolidated financial statements are not intended to present the financial position and results of operations and cash flows in accordance with accounting principles generally accepted in countries and jurisdictions other than the Republic of China. The standards, procedures and practices in the Republic of China governing the audit of such financial statements may differ from those generally accepted in countries and jurisdictions other than the Republic of China. Accordingly, the accompanying consolidated financial statements and report of independent accountants are not intended for use by those who are not informed about the accounting principles or auditing standards generally accepted in the Republic of China, and their applications in practice.

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
	Assets	Notes	AMOUNT	%	AMOUNT	%
	Current assets
1100	Cash and cash equivalents	6(1)	$807,484	57	$951,713	75
1136	Current financial assets at	6(2)
	amortized cost		307,150	22	—	—
1140	Current contract assets	6(18)	2,283	—	—	—
1170	Accounts receivable, net	6(3)	9,343	1	8,622	1
1200	Other receivables	6(19)	5,811	—	19,726	1
1220	Current income tax assets		113	—	414	—
1410	Prepayments	6(4)	56,511	4	71,400	6
11XX	Total current assets		1,188,695	84	1,051,875	83
	Non-current assets
1600	Property, plant and equipment	6(5) and 8	158,245	11	153,835	12
1780	Intangible assets	6(6)	4,030	—	8,637	1
1840	Deferred income tax assets	6(24)	79	—	81	—
1900	Other non-current assets	6(7)	66,872	5	48,111	4
15XX	Total non-current assets		229,226	16	210,664	17
1XXX	Total assets		$1,417,921	100	$1,262,539	100

(Continued)

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

			December 31, 2018		December 31, 2017
	Liabilities and equity	Notes	AMOUNT	%	AMOUNT	%
	Current liabilities
2100	Short-term borrowings	6(8)	$46,000	3	$46,000	4
2200	Other payables	6(9)(26)	206,268	15	93,541	7
2300	Other current liabilities	6(10)(11)	92,020	6	53,513	4
21XX	Total current liabilities		344,288	24	193,054	15
	Non-current liabilities
2540	Long-term borrowings	6(10)	368,010	26	66,177	5
2550	Provisions for liabilities - non-	6(14)
	current		6,922	1	6,922	1
2600	Other non-current liabilities	6(11)(12)	29,505	2	9,102	1
25XX	Total non-current liabilities		404,437	29	82,201	7
2XXX	Total liabilities		748,725	53	275,255	22
	Equity
	Equity attributable to owners of
	parent
	Share capital	6(15)
3110	Common shares		640,451	45	561,990	44
	Capital surplus	6(16)
3200	Capital surplus		952,364	67	1,322,625	105
	Retained earnings
3350	Accumulated deficit	6(17)	(910,042)	(64)	(874,086)	(69)
	Other equity
3400	Other equity interest		(13,577)	(1)	(23,245)	(2)
31XX	Equity attributable to
	owners of parent		669,196	47	987,284	78
3XXX	Total equity		669,196	47	987,284	78
	Significant contingent liabilities and unrecognized contract commitments	9
	Significant events after reporting period	11
3X2X	Total liabilities and equity		$1,417,921	100	$1,262,539	100

The accompanying notes are an integral part of these consolidated financial statements.

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS, EXCEPT LOSS PER SHARE AMOUNT)

			Year ended December 31
			2018		2017
	Items	Notes	AMOUNT	%	AMOUNT	%
4000	Operating revenue	6(18) and 12(5)	$62,324	100	$49,635	100
	Operating expenses	6(12)(13)(22)(23)
6200	General and administrative
	expenses		(147,743)	(237)	(134,869)	(272)
6300	Research and development
	expenses		(832,575)	(1336)	(813,252)	(1638)
6000	Total operating expenses		(980,318)	(1573)	(948,121)	(1910)
6900	Operating loss		(917,994)	(1473)	(898,486)	(1810)
	Non-operating income and
	expenses
7010	Other income	6(19)	28,990	47	26,250	53
7020	Other gains and losses	6(20)	(1,817)	(3)	2,610	5
7050	Finance costs	6(21)	(9,886)	(16)	(3,385)	(7)
7000	Total non-operating income and expenses		17,287	28	25,475	51
7900	Loss before income tax		(900,707)	(1445)	(873,011)	(1759)
7950	Income tax expense	6(24)	(867)	(2)	(951)	(2)
8200	Net loss		$(901,574)	(1447)	$(873,962)	(1761)
	Other comprehensive income (loss)
	Items that will not be
	reclassified to profit or loss
8311	Remeasurement arising on	6(12)
	defined benefit plans		$(527)	(1)	$(124)	—
	Items that may be
	subsequently reclassified to profit or loss
8361	Financial statement
	translation differences of
	foreign operations		(727)	(1)	(3,396)	(7)
8300	Total other comprehensive
	loss, net		$(1,254)	(2)	$(3,520)	(7)
8500	Total comprehensive loss		$(902,828)	(1449)	$(877,482)	(1768)
	Loss attributable to:
8610	Owners of the parent		$(901,574)	(1447)	$(873,962)	(1761)
	Total comprehensive loss
	attributable to:
8710	Owners of the parent		$(902,828)	(1449)	$(877,482)	(1768)
	Loss per share of common	6(25)
	share
9750	Basic loss per share (in dollars)		$(14.37)	$(15.75)
9850	Diluted loss per share (in dollars)		$(14.37)	$(15.75)

The accompanying notes are an integral part of these consolidated financial statements.

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2018 AND 2017

(Expressed in thousands of New Taiwan dollars)

		Equity attributable to owners of the parent
			Capital surplus					Other equity interest
								Exchange
								difference on
								translation of
			Additional					foreign
	Notes	Common shares	paid-in capital	Treasury stocks	Share options	Restricted stocks	'Accumulated deficit	financial statements	Unearned compensation	Total equity
2017
Balance at January 1, 2017		$557,306	$1,835,958	$7,009	$213,379	$22,562	($ 824,662 )	$1,684	($ 9,694 )	$1,803,542
Net loss		—	—	—	—	—	(873,962)	—	—	(873,962)
Other comprehensive loss		—	—	—	—	—	(124)	(3,396)	—	(3,520)
Total comprehensive loss		—	—	—	—	—	(874,086)	(3,396)	—	(877,482)
Issuance of restricted stocks to employees	6(13)(15)	5,000	—	—	—	22,489	—	—	(23,114)	4,375
Share-based payments	6(13)	—	—	—	52,835	—	—	—	4,314	57,149
Share options forfeited		—	37,000	—	(37,000)	—	—	—	—	—
Cancellation of restricted stocks	6(13)(15)	(316)	—	—	—	16	—	—	—	(300)
Restricted stocks vested	6(13)	—	10,312	—	—	(17,273)	—	—	6,961	—
Capital surplus used to cover accumulated deficit	6(17)	—	(824,662)	—	—	—	824,662	—	—	—
Balance at December 31, 2017		$561,990	$1,058,608	$7,009	$229,214	$27,794	($ 874,086 )	($ 1,712 )	($ 21,533 )	$987,284
2018
Balance at January 1, 2018		$561,990	$1,058,608	$7,009	$229,214	$27,794	($ 874,086 )	($ 1,712 )	($ 21,533 )	$987,284
Effects of retrospective application of new standards	3	—	—	—	—	—	(7,941)	—	—	(7,941)
Balance at January 1, 2018 after adjustments		561,990	1,058,608	7,009	229,214	27,794	(882,027)	(1,712)	(21,533)	979,343
Net loss		—	—	—	—	—	(901,574)	—	—	(901,574)
Other comprehensive loss		—	—	—	—	—	(527)	(727)	—	(1,254)
Total comprehensive loss		—	—	—	—	—	(902,101)	(727)	—	(902,828)
Issuance of new share capital, net of issuance costs of $100,499	6(15)	78,311	472,546	—	—	—	—	—	—	550,857
Issuance of restricted stocks to employees	6(13)(15)	500	—	—	—	3,359	—	—	(3,421)	438
Share-based payments	6(13)	—	—	—	27,570	—	—	—	13,816	41,386
Share options forfeited		—	69,935	—	(69,935)	—	—	—	—	—
Cancellation of restricted stocks	6(13)(15)	(350)	—	—	—	350	—	—	—	—
Restricted stocks vested	6(13)	—	5,813	—	—	(5,813)	—	—	—	—
Capital surplus used to cover accumulated deficit	6(17)	—	(874,086)	—	—	—	874,086	—	—	—
Balance at December 31, 2018		$640,451	$732,816	$7,009	$186,849	$25,690	($ 910,042 )	($ 2,439 )	($ 11,138 )	$669,196

The accompanying notes are an integral part of these consolidated financial statements.

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS)

		Years ended December 31
	Notes	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		$(900,707)	$(873,011)
Adjustments
Adjustments to reconcile profit (loss)
Provision for doubtful accounts	12(4)	—	9,065
Share-based payments	6(13)	41,386	57,149
Depreciation	6(5)(22)	39,315	41,926
Amortization	6(6)(22)	8,144	10,570
Interest expense	6(21)	9,886	3,385
Interest income	6(19)	(2,453)	(5,060)
Gain on disposal of property, plant and equipment	6(20)	(1,478)	(20)
Prepayments for equipment being transferred to other expenses	6(26)	780	—
Changes in operating assets and liabilities
Changes in operating assets
Accounts receivable, net		(721)	(701)
Current contract assets		(2,283)	—
Other receivables		14,158	(19,546)
Prepayments		17,475	(24,501)
Changes in operating liabilities
Notes payable		—	(206)
Current contract liabilities		(7,941)	—
Other payables		106,776	(25,035)
Other current liabilities		(366)	248
Provisions for liabilities - non-current		—	(74)
Other non-current liabilities		(124)	47
Cash outflow generated from operations		(678,153)	(825,764)
Interest received		2,210	5,165
Interest paid		(9,924)	(3,361)
Income tax paid		(488)	(230)
Tax refunds received		316	5,051
Net cash flows used in operating activities		(686,039)	(819,139)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of current financial assets at amortized cost		(307,150)	—
Decrease in other financial assets		—	1,817
Acquisition of property, plant and equipment	6(26)	(66,709)	(18,133)
Proceeds from disposal of property, plant and equipment		—	24
Acquisition of intangible assets	6(26)	(3,163)	(7,201)
Decrease (increase) in refundable deposits		8,258	(5,998)
Net cash flows used in investing activities		(368,764)	29,491)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings		46,000	46,000
Payments of short-term borrowings		(46,000)	(46,000)
Proceeds from long-term borrowings		731,580	—
Payments of long-term borrowings		(366,874)	(1,700)
Proceeds from financial lease liabilities		40,000	48,000
Payments of financial lease liabilities		(44,000)	(46,500)
Issuance of restricted stocks to employees		500	5,000
Cancellation of restricted stocks		(350)	316)
Proceeds from issuance of new share capital, net of issuance costs of $100,499	6(15)	550,857	—
Net cash flows from financing activities		911,713	4,484
Effect from foreign currency exchange		(1,139)	(2,941)
Net decrease in cash and cash equivalents		(144,229)	(847,087)
Cash and cash equivalents at beginning of year		951,713	1,798,800
Cash and cash equivalents at end of year		$807,484	$951,713

The accompanying notes are an integral part of these consolidated financial statements.

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TAIWAN LIPOSOME COMPANY, LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

(EXPRESSED IN THOUSANDS OF NEW TAIWAN DOLLARS,

EXCEPT AS OTHERWISE INDICATED)

1.	HISTORY AND ORGANIZATION

Taiwan Liposome Company, Ltd. (the “Company”) was incorporated as a company limited by shares under the provisions of the Company Act of the Republic of China (R.O.C.) and was listed on the Taipei Exchange on December 21, 2012. In November 2018, the Company’s American Depositary Shares (“ADSs”) was listed on the Nasdaq Global Market. The Company and its subsidiaries (collectively referred herein as the “Group”) are mainly engaged in the development and commercialization of pharmaceutical products based on its proprietary lipid-assembled drug delivery platform technologies.

The Company’s financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company has financed its operations to date primarily through the issuance of common stock. The Company has incurred net losses of $901,574 for the year ended December 31, 2018. As of December 31, 2018, the Company had an accumulated deficit of $910,042 after taking into account of capital surplus to cover accumulated deficit amounted to $874,086. The Company has reported a net loss in all fiscal periods since inception and expects to incur substantial and increased expenses to expand its development activities and advance its clinical programs. The Company expects to continue to generate operating losses in the foreseeable future.

As of December 31, 2018, the Company had cash and cash equivalents of $807,484 and a time deposit with maturity over three months of $307,150 (shown as “Current financial assets at amortized cost”). The above time deposits include the funding from a loan and security agreement of $368,580 (US$12,000 thousand) that has a maturity date in 2020. As disclosed in Note 6(10), the Group is required to maintain certain financial covenants quarterly and annually as agreed by both parties.

As the Company is in the research and development phase, the Company may seek future funding based on the need of capital. The Company is able to exercise discretion and flexibility to deploy its capital resources in the progress of the research and development according to the schedule of fund raising. Based on the Company’s business plans, management believes that this is sufficient to fund its operating expenses and capital expenditure requirements and meet its obligations for at least the next twelve months from December 31, 2018. However, the future viability of the Company beyond that date is dependent on its ability to raise additional capital to finance its operations. The Company will seek additional funding through public offerings. If the Company is unable to obtain sufficient funds on acceptable terms when needed, the Company could be required to delay, limit or reduce certain of its research and development programs, which could have effects on the Company’s business prospects.

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The Company’s business plans, consider, among others, the cost management, the issuance of its common stock, and renewal of its banking facilities with the financial institutions. Although management continues to pursue these plans, there can be no assurance that the Company will be successful in obtaining sufficient funding on terms acceptable to the Company to fund continuing operations.

2.	THE DATE OF AUTHORIZATION FOR ISSUANCE OF THE CONSOLIDATED FINANCIAL STATEMENTS AND PROCEDURES FOR AUTHORIZATION

These consolidated financial statements were authorized for issuance by the Board of Directors on January 25, 2019.

3.	APPLICATION OF NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS
(1)	Effect of the adoption of new issuances of or amendments to International Financial Reporting Standards (“IFRS”) as endorsed by the Financial Supervisory Commission (“FSC”)

New standards, interpretations and amendments endorsed by FSC effective from 2018 are as follows:

Effective date by
International
Accounting
Standards Board
New Standards, Interpretations and Amendments	("IASB")
Amendments to IFRS 2, ‘Classification and measurement of share-based	January 1, 2018
payment transactions’
Amendments to IFRS 4, ‘Applying IFRS 9, Financial instruments with	January 1, 2018
IFRS 4, Insurance contracts’	January 1, 2018
IFRS 9, ‘Financial instruments’	January 1, 2018
IFRS 15, ‘Revenue from contracts with customers’	January 1, 2018
Amendments to IFRS 15, ‘Clarifications to IFRS 15, Revenue from	January 1, 2018
contracts with customers’
Amendments to IAS 7, ‘Disclosure initiative’	January 1, 2017
Amendments to IAS 12, ‘Recognition of deferred tax assets for	January 1, 2017
unrealized losses’
Amendments to IAS 40, ‘Transfers of investment property’	January 1, 2018
IFRIC 22, ‘Foreign currency transactions and advance consideration’	January 1, 2018
Annual improvements to IFRSs 2014-2016 cycle - Amendments to IFRS 1,	January 1, 2018
‘First-time adoption of International Financial Reporting Standards’
Annual improvements to IFRSs 2014-2016 cycle - Amendments to IFRS 12,	January 1, 2018
‘Disclosure of interests in other entities’
Annual improvements to IFRSs 2014-2016 cycle - Amendments to IAS 28,	January 1, 2018
‘Investments in associates and joint ventures’

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Except for the following, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

A.	IFRS 15, ‘Revenue from contracts with customers’
(a)

IFRS 15, ‘Revenue from contracts with customers’ replaces IAS 11, ‘Construction contracts’, IAS 18, ‘Revenue’ and relevant interpretations. According to IFRS 15, revenue is recognized when a customer obtains control of promised goods or services. A customer obtains control of goods or services when a customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps:

Step 1: Identify contracts with customer.

Step 2: Identify separate performance obligations in the contract(s).

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price.

Step 5: Recognize revenue when the performance obligation is satisfied.

Further, IFRS 15 includes a set of comprehensive disclosure requirements that requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

(b)

The Group has elected not to restate prior period financial statements and recognized the cumulative effect of initial application as retained earnings at January 1, 2018, using the modified retrospective approach under IFRS 15. The Group applied retrospectively IFRS 15 only to incomplete contracts as of January 1, 2018, by adopting an optional transition expedient. The significant cumulative effects of adopting the modified transition as of January 1, 2018 are summarised below:

	Book value	Adjustment for	Adjustment amount
	under previous	initial application	after IFRS 15
Affected items	revenue standard	of IFRS 15	application
January 1, 2018
Contract liabilities	$—	$7,941	$7,941
Total affected liabilities	—	7,941	7,941
Accumulated deficit	(874,086)	(7,941)	(882,027)
Total affected equity	(874,086)	(7,941)	(882,027)
Total affected liabilities
and equity	$(874,086)	$—	$(874,086)

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The Group’s authorization collaboration and development transactions generally authorizes intellectual property rights of the drug products to pharmaceutical companies. Though the Group will continuously provide research and development services on the drug products, pharmaceutical companies could make use of the research and development outcome at any time. Pharmaceutical companies pay a non-refundable up-front payment upon the signing of the contracts, and make milestone payments upon each milestone achieved. Pharmaceutical companies would have difficulty finding another service provider who offers the same services in terms of continuing research and development on the authorized drug products. Under the previous accounting policy, the Group recognized milestone payment revenue upon each milestone achieved, without distinguishing between authorization and continuing research and development services. After adopting IFRS 15, due to the authorization and following milestones of research and development being not able to meet the criteria of distinction, therefore, the Group shall account for all the authorization and continuing research and development services as a single performance obligation and recognizes the transaction price according to the progress of performance obligations satisfied.

(c)	Please refer to Note 12(5) for other disclosures in relation to the first adoption of IFRS 15.
B.	Amendments to IAS 7, ‘Disclosure initiative’

This amendment requires that an entity shall provide more disclosures related to changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

Please refer to Note 6(27) for additional disclosures to explain the changes in liabilities arising from financing activities.

(2)	Effect of new issuances of or amendments to IFRSs as endorsed by the FSC but not yet adopted by the Group

New standards, interpretations and amendments endorsed by the FSC effective from 2019 are as follows:

Effective date by
New Standards, Interpretations and Amendments	IASB
Amendments to IFRS 9,‘Prepayment features with negative compensation’	January 1, 2,019
IFRS 16, ‘Leases’	January 1, 2,019
Amendments to IAS19,‘Plan amendment, curtailment or settlement’	January 1, 2,019
Amendments to IAS28,‘Long-term interests in associates and joint ventures’	January 1, 2,019
IFRIC 23, ‘Uncertainty over income tax treatments’	January 1, 2,019
Annual improvements to IFRSs 2015-2017 cycle	January 1, 2,019

~14~

Except for the following, the above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

IFRS 16, ‘Leases’

IFRS 16, ‘Leases’, replaces IAS 17, ‘Leases’ and related interpretations and SICs. The standard requires lessees to recognize a 'right-of-use asset' and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 only requires enhanced disclosures to be provided by lessors.

In the first quarter of 2018, the Group reported to the Board of Directors that IFRS 16 has a material impact to the Group.

The Group expects to recognize the lease contract of lessees in line with IFRS 16. However, the Group does not intend to restate the financial statements of prior period (collectively referred herein as the “modified retrospective approach”). It is expected that ‘right-of-use asset’ and lease liability will be increased by approximately $73,021, and no significant impact to the Group’s retained earnings as of January 1, 2019.

(3)	IFRSs issued by IASB but not yet endorsed by the FSC

New standards, interpretations and amendments issued by IASB but not yet included in the IFRSs as endorsed by the FSC are as follows:

Effective date by
New Standards, Interpretations and Amendments	IASB
Amendment to IAS 1 and IAS 8, ‘Disclosure Initiative-Definition of Material’	January 1, 2020
Amendments to IFRS 3, ‘Definition of a business’	January 1, 2020
Amendments to IFRS 10 and IAS 28, ‘Sale or contribution of assets	To be determined by
between an investor and its associate or joint venture’	IASB
IFRS 17, ‘Insurance contracts’	January 1, 2021

The above standards and interpretations have no significant impact to the Group’s financial condition and financial performance based on the Group’s assessment.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

(1)	Compliance statement

The consolidated financial statements of the Group have been prepared in accordance with the “Regulations Governing the Preparation of Financial Reports by Securities Issuers”, International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations, and SIC Interpretations as endorsed by the FSC (collectively referred herein as the “IFRSs”).

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(2)	Basis of preparation
A.

Except for defined benefit liabilities recognized based on the net amount of pension fund assets less present value of defined benefit obligation, these consolidated financial statements have been prepared under the historical cost convention.

B.

The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 5.

C.

In adopting IFRS 9 and IFRS 15 effective January 1, 2018, the Group has elected to apply modified retrospective approach whereby the cumulative impact of the adoption was recognized as retained earnings or other equity as of January 1, 2018 and the financial statements for the year ended December 31, 2017 were not restated. The financial statements for the year ended December 31, 2017 were prepared in compliance with International Accounting Standard 39 (‘IAS 39’), International Accounting Standard 11 (‘IAS 11’), International Accounting Standard 18 (‘IAS 18’) and related financial reporting interpretations. Please refer to Notes 12(4) and (5) for details of significant accounting policies and related footnotes.

(3)	Basis of consolidation
A.	Basis for preparation of consolidated financial statements:
(a)

All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities (including structured entities) controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

(b)

Inter-company transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

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B.	Subsidiaries included in the consolidated financial statements:

			Ownership (%)
Name of	Name of	Main Business	December 31,	December 31,
Investor	Subsidiary	Activities	2018	2017
Taiwan	TLC	Research on new anti-cancer	100	100
Liposome	Biopharmaceuticals,	drugs and biotechnology
Company, Ltd.	Inc.	services
Taiwan	TLC	Technical authorization	100	100
Liposome	Biopharmaceuticals	and product development
Company, Ltd.	B.V.
Taiwan	TLC	Biotechnology services and	100	100
Liposome	Biopharmaceuticals,	reinvestment
Company, Ltd.	(H.K.) Limited
Taiwan	TLC	Technical authorization	100	100
Liposome	Biopharmaceuticals	and product development
Company, Ltd.	Pty Ltd.
Taiwan	TLC	Technical authorization	100	100
Liposome	Biopharmaceuticals,	and product development
Company, Ltd.	Japan Co., Ltd.
TLC	TLC	Consulting and technical	100	100
Biopharmaceuticals,	Biopharmaceuticals,	service of medication
(H.K.) Limited	(Shanghai) Limited

C.	Subsidiaries not included in the consolidated financial statements: None.
D.	Adjustments for subsidiaries with different balance sheet dates: None.
E.	Significant restrictions: None.
F.	Subsidiaries that have non-controlling interests that are material to the Group: None.
(4)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in New Taiwan dollars, which is the Company’s functional and the Group’s presentation currency.

A.	Foreign currency transactions and balances
(a)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.  Foreign exchange gains and losses resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

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(b)

Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the balance sheet date. Exchange differences arising upon re-translation at the balance sheet date are recognized in profit or loss.

(c)	All other foreign exchange gains and losses are presented in the statement of comprehensive income within other gains and losses.
B.	Translation of foreign operations

The operating results and financial position of all the group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a)	Assets and liabilities for each balance sheet presented are translated at the closing exchange rate at the date of that balance sheet;
(b)	Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and
(c)	All resulting exchange differences are recognized in other comprehensive income.
(5)	Classification of current and non-current items
A.	Assets that meet one of the following criteria are classified as current assets:
(a)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;
(b)	Assets held mainly for trading purposes;
(c)	Assets that are expected to be realized within twelve months from the balance sheet date;
(d)	Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than twelve months after the balance sheet date.
B.	Liabilities that meet one of the following criteria are classified as current liabilities:
(a)	Liabilities that are expected to be paid off within the normal operating cycle;
(b)	Liabilities arising mainly from trading activities;
(c)	Liabilities that are to be paid off within twelve months from the balance sheet date;
(d)

Liabilities for which the repayment date cannot be extended unconditionally to more than twelve months after the balance sheet date. Terms of a liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

Assets and liabilities that are not classified as current are non-current assets and liabilities, respectively.

(6)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value. Time deposits that meet the definition above and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

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(7)	Accounts receivable
A.	In accordance with contracts, accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.
B.	The short-term accounts receivable not bearing interest are measured at initial invoice amount as the effect of discounting is immaterial.
(8)	Impairment of financial assets

For financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses (“ECLs”) if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime ECLs.

(9)	Derecognition of financial assets

The Group derecognizes a financial asset when one of the following conditions is met:

A.	The contractual rights to receive the cash flows from the financial asset expire.
B.	The contractual rights to receive cash flows of the financial asset have been transferred and the Group has transferred substantially all risks and rewards of ownership of the financial asset.
C.	The contractual rights to receive cash flows of the financial asset have been transferred and the Group has not retained control of the financial asset.
(10)	Property, plant and equipment
A.	Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.
B.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured. The carrying amount of the replaced component is derecognized. All other repairs and maintenance are charged to profit or loss as incurred.

C.

Land is not depreciated. The cost model is applied to other property, plant and equipment which is depreciated on a straight-line basis. Each component of an item of property, plant, and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

~19~

D.

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end or earlier if events and circumstances warrant. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, ‘Accounting Policies, Changes in Accounting Estimates and Errors’, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	44 years
Testing equipment	3 years ~ 8 years
Office equipment	3 years ~ 5 years
Leasehold assets	5 years ~ 10 years
Leasehold improvements	1 years ~ 5 years

(11)	Leased assets/ lessee
A.	Based on the terms of a lease contract, a lease is classified as a finance lease if the Group assumes substantially all the risks and rewards incidental to ownership of the leased asset.
(a)	A finance lease is recognized as an asset and a liability at the lease’s commencement at the lower of the fair value of the leased asset or the present value of the minimum lease payments.
(b)

The minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(c)

Property, plant and equipment held under finance leases are depreciated over their estimated useful lives. If there is no reasonable certainty that the Group will obtain ownership at the end of the lease, the asset shall be depreciated over the shorter of the lease term and its useful life.

B.	Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.
(12)	Intangible assets
A.	Professional technology, mainly patents and technology knowledge, which the Group acquired from third parties, is stated at cost and amortized on a straight-line basis over 10 years.
B.	Computer software is stated at cost and amortized on a straight-line basis over its contract terms of 1 to 4 years.
(13)	Impairment of non-financial assets

The Group assesses at each balance sheet date the recoverable amounts of those assets where there is an indication of impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

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(14)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(15)	Derecognition of financial liabilities

A financial liability is removed (or a part of a financial liability) when the obligation specified in the contract is either discharged or cancelled or expires.

(16)	Provisions

Decommissioning provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation on the balance sheet date, which is discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. When discounting is used, the increase in the provision due to passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

(17)	Employee benefits
A.	Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees in a period and should be recognized as expenses in that period when the employees render service.

B.	Pensions
(a)	Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expensen on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in the future payments.

(b)	Defined benefit plans
i.

Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in current period or prior periods. The liability recognized is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit net obligation is calculated annually by independent actuaries using the projected unit credit method. The rate used to discount is determined by using interest rates of government bonds (at the balance sheet date) of a currency and term consistent with those of the employment benefit obligations.

~21~

ii.	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.
(18)	Employee share-based payment
A. (a)

For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest at each balance sheet date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest.

(b)	Whenever share options expire, the previous compensation costs recognized in “Capital surplus – Share options” are reclassified as “Capital surplus – Additional paid-in capital”.
B.	Restricted stocks:
(a)

Restricted stocks issued to employees are measured at the fair value of the equity instruments granted at the grant date subtracting the subscription price of NT$10 (in dollars), and are recognized as compensation cost over the vesting period. The Group has set the date when employees signed the agreement as the grant date of restricted stocks.

(b)

For restricted stocks where those stocks do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognizes the fair value of the dividends received by the employees who are expected to resign during the vesting period as compensation cost at the date of dividend declaration.

(c)

For restricted stocks where employees have to pay to acquire those stocks, if employees resign during the vesting period, they must return the stocks to the Group and the Group must refund their payments on the stocks based on the original subscription price, the Group recognizes the payments from the employees who are expected to resign during the vesting period as liabilities at the grant date, and recognizes the payments from the employees who are expected to be eventually vested with the stocks in “Capital surplus – restricted stocks”.

(19)	Income tax
A.

The tax expense for the period comprises current and deferred tax. Tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the tax is recognized in other comprehensive income or equity, respectively.

B.

The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities.

~22~

C.

Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated balance sheet. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

D.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each balance sheet date, unrecognized and recognized deferred tax assets are reassessed.

E.

Current income tax assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Deferred tax assets and liabilities are offset on the balance sheet when the entity has the legally enforceable right to offset current tax assets against current tax liabilities and they are levied by the same taxation authority on either the same entity or different entities that intend to settle on a net basis or realize the asset and settle the liability simultaneously.

F.

A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from research and development expenditures and employees’ training costs to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

(20)	Common shares
A.	Common shares are classified as equity. Incremental costs directly attributable to the issue of new shares or stock options are shown in equity as a deduction, net of tax, from the proceeds.
B.

Where the Company repurchases the Company’s equity share capital that has been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

~23~

(21)	Revenue recognition

The Group’s revenue is comprised of up-front payments and milestone payments under authorization collaboration and development contracts, and sales-based royalty payment under royalty contract.

A.

The Group’s authorization collaboration and development transactions generally authorizes intellectual property rights of the drug products to pharmaceutical companies. Though the Group will continuously provide research and development services on the drug products, pharmaceutical companies could make use of the research and development outcome at any time. Pharmaceutical companies pay a non-refundable up-front payment upon signing of the contracts, and make milestone payments upon each milestone achieved. Based on the Group’s assessment, the Group uses its proprietary drug delivery technologies to continue the research and development related services, which are unique such that pharmaceutical companies would have difficulty finding another service provider who offers the same services in terms of continuing research and development on the authorized drug products. The authorization and subsequent research and development services provided by the Group are bonded and highly interrelated and therefore not distinct and as such are accounted for as one performance obligation to be delivered over time. The revenue is recognized based on the transaction price, excluding variable considerations considered not achievable, and the stage of completion, which is measured by the proportion of contract costs incurred for research and development services as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development contracts. As the Group’s inputs, including costs of Contract Research Organizations, Contract Manufacture Organizations, and medicines, which have direct relationship with the transfer of control of services to customers, the Group uses the cost incurred method to measure progress towards complete satisfaction of a performance obligation. The revenue is only recognized to the extent that it is highly probable that a significant reversal of the cumulative revenue recognized will not occur. The customer pays at the time specified in the payment schedule. If the services rendered exceed the payment, a contract asset is recognized. If the payments exceed the services rendered, a contract liability is recognized. A contract liability is recognized as revenue through the performance obligation is satisfied over time.

B.

The Group also entered into contracts with customers, where the Group is entitled to a sales-based royalty in exchange for a license of manufacturing and the right to sell pharmaceutical products. In accordance with the contracts, the Group will not undertake any activities that will significantly affect the intellectual property to which the customer has rights. The nature of the Group’s promise in granting a license is a promise to provide a right to use the Group’s intellectual property and therefore the revenue is recognized when transferring the license to a customer at a point in time. The Group recognizes revenue when the performance obligation has been satisfied and the subsequent sale occurs.

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C.

Given that the period between the transfer of promised services to customers and payment by customers exceed one year for authorization collaboration and development contracts, the transaction price is adjusted using the discount rate that would be reflected in a separate financing transaction between the Group and its customers at contract inception. The discount rate would reflect the credit characteristics of the Group receiving funding from financial institution.

(22)	Research and development costs

Research and development costs that do not meet the criteria of internally generated intangible assets of IAS 38 “Intangible Assets” are expensed in the period in which it is incurred.

(23)	Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants and the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate.

(24)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group’s chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.

5.	CRITICAL ACCOUNTING ESTIMATES AND KEY SOURCES OF ASSUMPTION UNCERTAINTY

The preparation of these consolidated financial statements requires management to make critical judgements in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

(1)	Critical judgements in applying the Group's accounting policies:

The Group provides authorization collaboration and development services to its customers, which generally includes authorization of intellectual property rights of drug products to pharmaceutical companies together with continuing research and development services, which pharmaceutical companies can access and make use of the research outcome at any time. In determining the performance obligations under authorization collaboration and development contracts, the Group takes into account the guidance IFRS 15 par. 29:

Factors that indicate that an entity’s promise to transfer a good or service to a customer is separately identifiable (in accordance with paragraph 27(b)) include, but are not limited to, the following:

a.

The entity does not provide a significant service of integrating the good or service with other goods or services promised in the contract into a bundle of goods or services that represent the combined output for which the customer has contracted. In other words, the entity is not using the good or service as an input to produce or deliver the combined output specified by the customer.

~25~

b.	The good or service does not significantly modify or customize another good or service promised in the contract.
c.

The good or service is not highly dependent on, or highly interrelated with, other goods or services promised in the contract. For example, the fact that a customer could decide to not purchase the good or service without significantly affecting the other promised goods or services in the contract might indicate that the good or service is not highly dependent on, or highly interrelated with, those other promised goods or services.

Based on the Group’s assessment, the Group uses its proprietary drug delivery technologies to continue the research and development related services, which are unique, and based on the intellectual property rights authorized and therefore, pharmaceutical companies would have difficulty finding alternative service provider in offering the same services. In addition, the authorization and subsequent research and development services provided by the Group are bonded and highly interrelated and therefore not distinct and are identified as one performance obligation to be delivered over time.

(2)	Critical accounting estimates and assumptions

Revenue recognition

The Group accounts for all the authorization and subsequent research and development services as one performance obligation and recognizes revenue based on the transaction price and the stage of completion, which is measured by the proportion of contract costs incurred for research and development services as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development contracts. The estimated total research and development costs would be affected by the progress of research and development, development of pharmaceutical products, collaboration with pharmaceutical companies, clinical trials, etc. The Group reassesses the reasonableness of estimates periodically.

6.	DETAILS OF SIGNIFICANT ACCOUNTS
(1)	Cash and cash equivalents

	December 31, 2018	December 31, 2017
Cash on hand	$56	$81
Checking and demand deposits	807,428	547,232
Time deposits	—	404,400
	$807,484	$951,713

The Group transacts with a variety of financial institutions with good credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

(2)	Financial assets at amortized cost

Items	December 31, 2018	December 31, 2017
Current items:
Time deposits with maturity over three months	$307,150	$—

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Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Years ended December 31,
	2018	2017
Interest income	$380	$—

(3)	Accounts receivable

	December 31, 2018	December 31, 2017
Accounts receivable	$27,475	$26,754
Less: Allowance for doubtful accounts	(18,132)	(18,132)
	$9,343	$8,622

A.	The Group does not hold any collateral as security.
B.	The ageing analysis of accounts receivable is as follows:

	December 31, 2018	December 31, 2017
Not past due	$9,343	$8,622
Up to 30 days	—	—
31 to 90 days	—	—
91 to 180 days	—	—
Over 181 days	18,132	18,132
	$27,475	$26,754

The above ageing analysis was based on past due date.

C.	Information relating to credit risk is provided in Note 12(2).
(4)	Prepayments

	December 31, 2018	December 31, 2017
Net input VAT	$40,614	$36,103
Prepaid repair expense	1,580	7,042
Prepaid insurance expenses	1,568	1,068
Prepaid handling charges	1,294	1,352
Prepaid rent	487	301
Prepaid expense for medical research	3	1,850
Prepaid service charges	—	15,742
Others	10,965	7,942
	$56,511	$71,400

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(5)	Property, plant and equipment
A.	The details of property, plant and equipment are as follows:

	Land	Buildings	Testing equipment	Office equipment	Leasehold assets	Leasehold improvements	Total
At January 1, 2018
Cost	$14,962	$29,532	$40,708	$18,329	$98,170	$73,014	$274,715
Accumulated depreciation	—	(5,360)	(25,771)	(12,277)	(23,681)	(53,791)	(120,880)
	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835
2018
Opening net book amount	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835
Additions	—	—	34,802	1,318	—	5,950	42,070
Disposals	—	—	(9)	—	—	—	(9)
Reclassification	—	—	9,114	1,847	(7,679)	(1,847)	1,435
Transfers (Note)	—	—	143	—	—	—	143
Depreciation charges	—	(656)	(6,143)	(3,157)	(19,840)	(9,519)	(39,315)
Net exchange differences	—	—	87	(4)	—	3	86
Closing net book amount	$14,962	$23,516	$52,931	$6,056	$46,970	$13,810	$158,245

At December 31, 2018
Cost	$14,962	$29,532	$82,584	$19,878	$50,013	$77,208	$274,177
Accumulated depreciation	—	(6,016)	(29,653)	(13,822)	(3,043)	(63,398)	(115,932)
	$14,962	$23,516	$52,931	$6,056	$46,970	$13,810	$158,245

~28~

	Land	Buildings	Testing equipment	Office equipment	Leasehold assets	Leasehold improvements	Total
At January 1, 2017
Cost	$14,962	$29,532	$66,266	$16,235	$100,070	$72,504	$299,569
Accumulated depreciation	—	(4,703)	(34,843)	(9,458)	(30,239)	(41,383)	(120,626)
	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943
2017
Opening net book amount	$14,962	$24,829	$31,423	$6,777	$69,831	$31,121	$178,943
Additions	—	—	12,069	2,840	—	1,072	15,981
Disposals	—	—	—	(4)	—	—	(4)
Reclassifications	—	—	25,390	—	25,642	252	—
Transfers (note)	—	—	1,256	—	—	—	1,256
Depreciation charges	—	(657)	(4,045)	(3,581)	(20,983)	(12,660)	(41,926)
Net exchange differences	—	—	(376)	20	(1)	(58)	(415)
Closing net book amount	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835
At December 31, 2017
Cost	$14,962	$29,532	$40,708	$18,329	$98,170	$73,014	$274,715
Accumulated depreciation	—	(5,360)	(25,771)	(12,277)	(23,681)	(53,791)	(120,880)
	$14,962	$24,172	$14,937	$6,052	$74,489	$19,223	$153,835

Note: Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(26).
C.	Information about the leasehold assets is provided in Note 6(11).
D.	Information about the property, plant and equipment that were pledged to others as collateral is provided in Note 8.

~29~

(6)	Intangible assets
A.	The details of intangible assets are as follows:

At January 1, 2018	Professional technology	Computer software	Total
Cost	$49,114	$23,522	$72,636
Accumulated amortization	(46,315)	(17,684)	(63,999)
	$2,799	$5,838	$8,637
2018
Opening net book amount	$2,799	$5,838	$8,637
Additions	—	3,537	3,537
Amortization charges	(2,799)	(5,345)	(8,144)
Closing net book amount	$—	$4,030	$4,030
At December 31, 2018
Cost	$49,290	$27,058	$76,348
Accumulated amortization	(49,290)	(23,028)	(72,318)
	$—	$4,030	$4,030

At January 1, 2017	Professional technology	Computer software	Total
Cost	$49,239	$17,589	$66,828
Accumulated amortization	(41,299)	(12,216)	(53,515)
	$7,940	$5,373	$13,313
2017
Opening net book amount	$7,940	$5,373	$13,313
Additions	—	5,706	5,706
Transfer (Note)	—	227	227
Amortization charges	(5,102)	(5,468)	(10,570)
Net exchange differences	(39)	—	(39)
Closing net book amount	$2,799	$5,838	$8,637
At December 31, 2017
Cost	$49,114	$23,522	$72,636
Accumulated amortization	(46,315)	(17,684)	(63,999)
	$2,799	$5,838	$8,637

(Note): Transferred from prepayments for equipment (shown as “Other non-current assets”).

B.	Information about the investing activities that were partially paid by cash is provided in Note 6(26).
C.	The details of the amortization charges of intangible assets (recorded in “Operating expenses”) are as follows:

	Years ended December 31,
	2018	2017
General and administrative expenses	$2,983	$3,001
Research and development expenses	5,161	7,569
	$8,144	$10,570

~30~

(7)	Other non-current assets

	December 31, 2018	December 31, 2017
Refundable deposits	$18,930	$27,188
Prepaid expense for medical research - non-current	20,000	20,000
Prepayments for equipment	27,942	923
	$66,872	$48,111

(8)	Short-term borrowings

Type of borrowings	December 31, 2018	December 31, 2017
Bank unsecured borrowings	$46,000	$46,000
Interest rate	1.95%~2.10%	1.95%~2.10%
Credit line	$—	$—

Interest expense recognized in profit or loss amounted to $942 and $942 for the years ended December 31, 2018 and 2017, respectively.

(9)	Other payables

	December 31, 2018	December 31, 2017
Research expenses	$97,930	$33,742
Service expenses	48,137	9,825
Salaries and bonuses	31,049	30,539
Payables on machinery, equipment and intangible assets	3,677	—
Medical research expenses	2,707	4,697
Labor and health insurance	2,191	2,218
Repair expenses	676	6,668
Other accrued expenses	19,901	5,852
	$206,268	$93,541

~31~

(10)	Long-term borrowings

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2018
Taiwan Cooperative Bank	Note 1	1.85%	Note 5	$37,277
-secured borrowings
Taiwan Cooperative Bank	Note 2	1.85%	Note 5	28,900
-secured borrowings
Cathay Bank	Note 3 and 4	5.25%	Note 5
-secured borrowings				368,580
Less: Current portion (Shown as “Other current liabilities”)				434,757
				(66,747)
				$368,010

Type of loans	Borrowing period and repayment term	Interest rate	Collateral	December 31, 2017
Ex99_T23	Note 1	1.85%	Note 4	$37,750
-secured borrowings
Taiwan Cooperative Bank	Note 2	1.85%	Note 4
-secured borrowings				32,300
Less: Current portion (Shown as “Other current liabilities”)				70,050
				(3,873)
				$66,177

Note 1:

The Company entered into a long-term loan contract with Taiwan Cooperative Bank on September 1, 2015 in the amount of $37,750. The contract period is from September 2015 to September 2035. The interest is payable monthly for the first 3 years and payable monthly along with the same amount of principal starting from the fourth year.

Note 2:

The Company entered into a mid-term loan contract with Taiwan Cooperative Bank on September 4, 2015 in the amount of $34,000. The contract period is from September 2015 to September 2022. The interest is payable monthly for the first 2 years and payable semi-annually along with 5% of the principal starting from September 2017. The remaining 50% of principal is required to be repaid in September 2022.

Note 3:

The Company and its subsidiary, TLC Biopharmaceuticals, Inc. (“TLC US”) entered into a mid-term loan contract with Cathay Bank on June 14, 2018 in the amount of US$12 million. The contract period is from June 2018 to December 2020. The interest is payable monthly for the first six months and payable monthly along with the same amount of principal starting from January 2019. The Company had repaid the loan in full amount in November 2018.

~32~

Note 4:

The Company and its subsidiary, TLC US entered into a mid-term loan contract with Cathay Bank on December 27, 2018 in the amount of US$12 million. The contract period is from December 2018 to June 2020. The interest is payable monthly for the first six months and payable monthly along with the same amount of principal starting from July 2019.

Note 5:	Information about the collateral provided for the loans is provide in Note 8.
A.

According to the above two bank loan contracts with Taiwan Cooperative Bank, the Company is restricted from paying cash dividends or other distributions on the common shares and Taiwan Cooperative Bank retains the right in requesting the Company to raise paid-in capital or to improve financial structure if certain conditions are met.

B.

According to the above bank loan contract with Cathay Bank, if the Company and its subsidiary violate any of the following covenants, Cathay Bank has the right to ask the Company and its subsidiary to repay early the outstanding loan:

The Group fails to maintain a quick ratio of at least a minimum of 2.25 to 1.00 and adjusted tangible net worth of not less than US$12 million as per its quarterly and yearly consolidated financial statements.Quick ratio is a ratio of cash and cash equivalents plus net trade receivables to the amount of principal payments owing to Cathay Bank under this contract for the next 12 months plus all other current liabilities.

The Company was in compliance with all of the loan covenants as of December 31, 2018. Accordingly, the entire debt balance for this loan has been classified as non-current liability at December 31, 2018.

The bank loan contract with Cathay Bank also prohibits the Company from paying cash dividends or making distributions on account of the Company’s capital stock without the consent of Cathay Bank, subject to certain exceptions.

C.	As of December 31, 2018 and 2017, the undrawn loan facilities amounted to $6,623 and $2,750, respectively. The information about the Group’s liquidity risk is provided in Note 12(2)C(c).

~33~

(11)	Finance lease liabilities

The Group leases testing equipment under finance leases. Future minimum lease payments and their present values as at December 31, 2018 and 2017 are as follows:

	December 31, 2018
Current	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
Not later than one year (Note)	$24,583	$(583)	$24,000
Non-current
Later than one year but not later than two years (Note)	24,198	(198)	24,000
	$48,781	$(781)	$48,000

	December 31, 2017
Current	Total finance lease liabilities	Future finance charges	Present value of finance lease liabilities
Not later than one year (Note)	$48,466	$(466)	$48,000
Non-current
Later than one year but not later than two years (Note)	4,008	(8)	4,000
	$52,474	$(474)	$52,000

Note: Shown as “Other current liabilities” and “Other non-current liabilities”, respectively.

(12)	Pensions
A.	Defined benefit plan
(a)

The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the retirement fund deposited with Bank of Taiwan, the trustee, under the name of the independent retirement fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by December 31, every year. If the account balance is insufficient to pay the pension calculated by the aforementioned methods to the employees expected to qualify for retirement in the following year, the Company will make contributions to cover for the deficit by next March.

~34~

(b)	The amounts recognized in the balance sheet are as follows:

	December 31, 2018	December 31, 2017
Present value of defined benefit obligations	$7,064	$6,421
Fair value of plan assets	(1,560)	(1,319)
Net defined benefit liability	$5,504	$5,102

(c)	Movements in net defined benefit liabilities are as follows:

	Present value of
	defined benefit	Fair value of	Net defined
Year ended December 31, 2018	obligations	plan assets	benefit liability
Balance at January 1	$6,421	$(1,319)	$5,102
Interest expense / income	83	(17)	66
	6,504	(1,336)	5,168
Premeasurements:
Change in financial assumptions	162	—	162
Experience adjustments	398	(33)	365
	560	(33)	527
Pension fund contribution	—	(191)	(191)
Balance at December 31	$7,064	$(1,560)	$5,504

	Present value of
	defined benefit	Fair value of	Net defined
Year ended December 31, 2017	obligations	plan assets	benefit liability
Balance at January 1	$6,141	$(1,086)	$5,055
Current service cost	59	—	59
Interest expense / income	105	(18)	87
	6,305	(1,104)	5,201
Premeasurements:
Change in financial assumptions	312	—	312
Experience adjustments	(196)	8	(188)
	116	8	124
Pension fund contribution	—	(223)	(223)
Balance at December 31	$6,421	$(1,319)	$5,102

~35~

(d)

The Bank of Taiwan was commissioned to manage the Fund of the Company’s defined benefit pension plan in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, and investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the Regulator. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of plan asset fair value in accordance with IAS 19 paragraph 142. The composition of fair value of plan assets as of December 31, 2018 and 2017 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	Years ended December 31,
	2018	2017
Discount rate	1.10%	1.30%
Future salary increases	2.00%	2.00%

Assumptions regarding future mortality experience are set based on actuarial valuation in accordance with the 5th version of Taiwan Standard Ordinary Experience Mortality Tables. The present value of defined benefit obligation is affected whenever there is change in main actuarial assumption. The sensitivity analysis is as follows:

	Discount rate		Future salary increases
December 31, 2018	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
Effect on present value of defined benefit obligation	$(201)	$209	$189	$(183)

	Discount rate		Future salary increases
December 31, 2017	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
Effect on present value of defined benefit obligation	$(197)	$205	$186	$(181)

~36~

The sensitivity analysis above was arrived at based on the assumption that other conditions remain unchanged. In practice, more than one assumption may change all at once. The method of analyzing sensitivity and the method of calculating net pension liability in the balance sheet are the same.

(f)	Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2019 is $194.
(g)	As of December 31, 2018, the weighted average duration of the retirement plan is 15 years. The analysis of timing of the future pension payment is as follows:

Within 1 year	$—
1-2 year(s)	—
2-5 years	462
6-10 years	2,753
$3,215

B.	Defined contribution plans

Effective July 1, 2005, the Company has established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act (the “Act”), covering all regular employees with R.O.C. nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under the defined contribution pension plan of the Company for the years ended December 31, 2018 and 2017 are $8,843 and $8,676, respectively.

C.

The subsidiaries have defined contribution plans in accordance with the local regulations, and contributions are based on a certain percentage of employees’ salaries and wages. Other than the yearly contributions, the subsidiaries have no further obligations. The pension costs of the subsidiaries for the years ended December 31, 2018 and 2017 were $1,487 and $1,423, respectively.

~37~

(13)	Share-based payment
A.	For the years ended December 31, 2018 and 2017, the Company’s equity-settled share-based payment arrangements are as follows:

		Quantity
Type of		granted	Contract
arrangement	Grant date	(in thousands)	period	Vesting conditions
Employee stock options	2012.05.08	62.8	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2013.11.14	883.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2014.03.20	153.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2014.08.15	82.3	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2015.02.26	1,102.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2015.04.30	16.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2015.05.04	35.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2015.07.30	50.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2015.10.29	180.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2016.02.25	1,391.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2016.08.11	140.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2016.11.03	73.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2018.06.29	1,320.0	5 years	Gradually vested after 2 years service (Note 1)
Employee stock options	2018.07.02	65.0	5 years	Gradually vested after 2 years service (Note 1)
Restricted stocks to employees (Note 2)	2014.08.15	307.0	3 years	Service and performance (Note 3)
Restricted stocks to employees (Note 2)	2014.11.14	43.0	3 years	Service and performance (Note 3)
Restricted stocks to employees (Note 2)	2017.11.16	500.0	3 years	(Note 4)
Restricted stocks to employees (Note 2)	2018.07.02	50.0	3 years	(Note 4)

~38~

(Note 1) Employees with 2 year service are entitled to 50%; after the 2 year service, the ratio will increase by 1/48 every month for the following 24 months; and employees with 4 year service are entitled to 100%.

(Note 2)

The restricted stocks issued by the Company cannot be transferred within the vesting period, but voting rights and dividend rights are not restricted on these stocks. Employees are required to return the stocks but not required to return the dividends received if they resign during the vesting period.

(Note 3)

For the employees who are currently working in the Company and whose services have reached 1 year, 2 years and 3 years while achieving targeted performance, which are mainly based on the progress of research and development projects, and they have made certain contribution. The applicable accumulated maximum vested share ratio is 30%, 60% and 100%, respectively.

(Note 4)

For the employees who are currently working in the Company and whose services have reached 1 year, 2 years and 3 years without violating the terms of employment agreements entered between the Company and employees, they are entitled to 20%, 30% and 50%, respectively.

B.	Details of the share-based payment arrangements are as follows:
(a)	Employee stock options

	2018		2017
		Weighted-		Weighted-
		average		average
	No. of units	exercise price	No. of units	exercise price
Stock options	(in thousands)	(in dollars)	(in thousands)	(in dollars)
Options outstanding at beginning of the year	3,513	$239	4,168	$231
Options granted	1,385	101	—	—
Options expired	(831)	379	—	—
Options forfeited	(338)	196	(655)	189
Options outstanding at end of the year	3,729	152	3,513	239
Options exercisable at end of the year	1,957	188	1,844	301
Options permitted but not yet granted at end of the year	415		—

~39~

(b)	Restricted stocks to employees

	2018	2017
	Shares (in thousands)	Shares (in thousands)
At January 1	500	111
Granted for the year (Note 1)	50	500
Expired for the year (Note 2)	(35)	(31)
Vested/restrictions removed for the year	(93)	(80)
At December 31	422	500

(Note 1):

For the restricted stocks granted with the compensation cost accounted for using the fair value method, the fair values on the grant date are calculated based on the closing price on the grant date subtracting the subscription price of $10 (in dollars).

(Note 2):Please refer to Note 6(15)D.

C.	No employee stock options were exercised for the years ended December 31, 2018 and 2017.
D.	The expiry date and exercise price of stock options outstanding at the balance sheet dates are as follows:

		December 31, 2018
		Options outstanding		Options exercisable
		at end of year		at end of year
		Remaining
Exercise price	Quantity	contractual	Exercise price	Quantity	Exercise price
(in dollars)	(in thousands)	life (years)	(in dollars)	(in thousands)	(in dollars)
$249.7	119.0	0.22	$249.7	119.0	$249.7
191.7	52.0	0.62	191.7	52.0	191.7
227.3	820.0	1.16	227.3	787.0	227.3
208.4	15.0	1.33	208.4	14.0	208.4
208.4	35.0	1.34	208.4	31.0	208.4
140.8	38.0	1.58	140.8	33.0	140.8
134.7	138.0	1.83	134.7	109.0	134.7
150.5	1,063.0	2.15	150.5	758.0	150.5
123.7	28.0	2.61	123.7	16.0	123.7
118.0	61.0	2.84	118.0	38.0	118.0
99.2	1,295.0	4.49	99.2	—	—
101.2	65.0	4.50	101.2	—	—
	3,729.0			1,957.0

~40~

		December 31, 2017
		Options outstanding at end of year		Options exercisable at end of year
Exercise price (in dollars)	Quantity (in thousands)	Remaining contractual life (years)	Exercise price (in dollars)	Quantity (in thousands)	Exercise price (in dollars)
$379	831.4	0.87	$379	831.4	$379
272	150.2	1.22	272	142.0	272
206	59.7	1.62	206	51.0	206
246.5	954.7	2.16	246.5	688.3	246.5
225	16.0	2.33	225	10.7	225
225	35.0	2.34	225	22.6	225
148	38.0	2.58	148	23.0	148
141	138.0	2.83	141	75.0	141
159	1,148.0	3.15	159	—	—
128.5	69.0	3.61	128.5	—	—
122	73.0	3.84	122	—	—
	3,513.0			1,844.0

E.	The fair value of stock options granted on grant date is measured using the Black-Scholes option-pricing model. Relevant information is as follows:

Employee stock options
Grant date	June 29, 2018	July 2, 2018
Dividend yield	—	—
Expected volatility	43.59%~44.04%	43.60%~44.03%
Risk-free interest rate	0.65%~0.69%	0.65%~0.70%
Expected life (years)	3.5~4.5	3.5~4.5
Per share exercise price (in dollars)	$100.5	$102.5
Weighted average stock options fair value (in dollars)	$33~$37	$33~$38

F.	Expenses incurred on share-based payment transactions are shown below:

	Years ended December 31,
	2018	2017
Equity-settled	$41,386	$57,149

~41~

(14)	Provisions (decommissioning liabilities)

	2018	2017
At January 1	$6,922	$6,996
Used during the year	—	(74)
At December 31	$6,922	$6,922

Analysis of total provisions are shown below:

	December 31, 2018	December 31, 2017
Non-current	$6,922	$6,922

In accordance with the requirements specified in the agreements, the Group bears the obligation for the costs of dismantling, removing the asset and restoring the site of its rented office in the future.  A provision is recognized for the present value of costs to be incurred for dismantling, removing the asset and restoring the site. It is expected that the provision will be used in 1 to 4 years.

(15)	Common shares
A.

As of December 31, 2018, the Company’s authorized capital was $2,000,000, and the paid-in capital was $640,451 with a par value of $10 (in dollars) per share. All proceeds from shares issued have been collected.

Movements in the number of the Company’s common shares outstanding are as follows (Unit: thousand shares):

	2018	2017
At January 1	56,199	55,730
Cash capital increase - issuance of American Depositary Shares	7,831	—
Issuance of employee restricted stocks	50	500
Cancellation of employee restricted stocks	(35)	(31)
At December 31	64,045	56,199

B.

To increase the Company’s working capital, the shareholders at their extraordinary stockholders’ meeting on March 10, 2011 adopted a resolution to raise additional cash through private placement with the effective date set on March 25, 2011. The maximum number of shares to be issued through the private placement was 4,711 thousand shares at a subscription price of $42.45 (in dollars) per share. The amount of capital raised through the private placement was $200,000 which had been registered. Pursuant to the Securities and Exchange Act of the ROC, the common shares raised through the private placement are subject to certain transfer restrictions and cannot be listed on the stock exchange until three years after they have been issued and have applied for retroactive handling of public issuance procedures. Other than these restrictions, the rights and obligations of the common shares raised through the private placement are the same as other issued common shares.

~42~

C.

On February 17, 2018 (February 16, 2018 Eastern time in the United States), the Company filed the registration statement, Form F-1, with the U.S. Securities and Exchange Commission (“SEC”) for the initial public offering in the United States of its American Depositary Shares (“ADSs”) representing shares of ordinary shares. The registration statement for listing its ADSs in the Nasdaq Global Market was declared effective by the SEC, and the Company held the initial public offering of its ADSs on November 21, 2018.

The actual units of ADSs for this offering were 3,915,550 and each ADS represents 2 of the Company's ordinary shares, which in total represents 7,831,100 ordinary shares. The offering price per ADS was US$5.8 (in dollar), equivalent to a price per ordinary share of $89.32 (in dollar). The payment of this fundraising was fully collected as of November 27, 2018, and the record date for this capital increase was November 27, 2018.

The terms of ADS are as follows:

(a)	Voting rights

ADSs holders may, pursuant to the Depositary Agreement and the relevant laws and regulations of the R.O.C., exercise the voting rights pertaining to the underlying common shares represented by the ADSs.

(b)	Dividends, stock warrants and other rights

ADSs holders and common shareholders are all entitled to receive dividends. The Depositary may issue new ADSs in proportion to ADSs holding ratios or raise the number of shares of common stock represented by each unit of ADSs or sell stock dividends on behalf of ADSs holders and distribute proceeds to them in proportion to their ADSs holding ratios.

D.	Employee restricted stocks
(a)

The Board of Directors during its meeting on June 18, 2014 adopted a resolution to issue employee restricted stocks (see Note 6(13)) with the effective date set on August 21, 2014 and November 20, 2014, respectively. The subscription price was $10 (in dollars) per share. The employee restricted stocks issued are subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

(b)

As 2,000 shares of employee restricted stocks granted to certain employees in March 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on May 11, 2017 to buy back the restricted stocks to retire for capital reduction. The registration was completed on June 23, 2017.

~43~

(c)

As 15,000 shares of employee restricted stocks granted to certain employees in July and August 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on August 10, 2017 to buy back the restricted stocks to retire for capital reduction. The registration was completed on September 7, 2017.

(d)

As 14,000 shares of employee restricted stocks granted to certain employees in September and November 2017 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on November 1, 2017 to buy back the restricted stocks to retire for capital reduction. The registration was completed on December 8, 2017.

(e)

As 25,000 shares of employee restricted stocks granted to certain employees in June and July 2018 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Director has resolved on August 1, 2018 to buy back the restricted stocks to retire for capital reduction. The registration was completed on August 29, 2018.

(f)

As 10,000 shares of employee restricted stocks granted to certain employees in November 2018 did not meet the vesting conditions in accordance with the terms of restricted stocks, the Board of Directors has resolved on October 31, 2018 to buy back the restricted stocks to retire for capital reduction. The registration was complete on January 3, 2019.

(g)

The stockholders at their annually stockholders’ meeting on May 31, 2017 adopted a resolution to issue employee restricted stocks (see Note 6(13)) with the effective date set on November 16, 2017 and July 2, 2018. The subscription price is $10 (in dollars) per share. The employee restricted stocks issued are subject to certain restrictions on selling, pledging as collateral, transfer, donation or other methods to dispose before their vesting conditions are met. Other than these restrictions, the rights and obligations of these shares issued are the same as other issued common shares.

(16)	Capital surplus

Pursuant to the R.O.C. Company Act, capital surplus arising from paid-in capital in excess of par value on issuance of common shares and donations can be used to cover accumulated deficit or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficit. Further, the R.O.C. Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above should not exceed 10% of the paid-in capital each year. Capital surplus should not be used to cover accumulated deficit unless the legal reserve is insufficient.

(17)	Accumulated deficit
A.	Under the Company’s Articles of Incorporation, the current earnings, if any, shall be distributed in the following order:
(a)	Payment of taxes and duties;
(b)	Cover prior years’ accumulated deficit, if any;
(c)	After deducting items a and b, set aside 10% of the remaining amount as legal reserve;

~44~

(d)	Appropriate or reverse special reserve in accordance with the relevant laws and regulations, if necessary; and
(e)	After deducting items a to d, the remainder, if any, to be retained or to be appropriated shall be resolved by the shareholders at the shareholders’ meeting.
B.	The Company’s dividend policy is summarized below:

As the Company operates in a volatile business environment and is in the growth stage, the residual dividend policy is adopted taking into consideration the Company’s financial structure, operating results and future expansion plans. According to the dividend policy adopted by the Board of Directors, cash dividends shall account for at least 10% of the total dividends distributed.

C.	Under the R.O.C. Company Act, when the accumulated deficit exceeds 50% of the capital, the directors should convene a meeting of the shareholders and report the situation.
D.	The shareholders during their meetings on June 26, 2018 and May 31, 2017 adopted a resolution to use capital surplus amounting to $874,086 and $824,662 to cover accumulated deficit, respectively.

Information on the above as proposed by the Board of Directors and resolved by the shareholders will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchange.

E.	As of December 31, 2018, the Company had an accumulated deficit. Therefore, the earnings distribution information disclosure is not applicable.
F.	For the information relating to employees’ compensation and directors’ remuneration, please refer to Note 6(23).
(18)	Operating revenue

Year ended December 31, 2018
Revenue from contracts with customers	$62,324

A.	Disaggregation of revenue from contracts with customers

The Group derives revenue from the transfer of goods and services over time and at a point in time in the following types:

Year ended December 31, 2018	Royalty revenue	Authorization collaboration and development revenue	Total
Timing of revenue recognition
At a point in time	$52,100	$—	$52,100
Over time	—	10,224	10,224
Total	$52,100	$10,224	$62,324

~45~

B.	Contract assets and liabilities

The Group has recognized the following revenue-related contract assets:

December 31, 2018
Contract assets – authorization collaboration and development revenue	$2,283

(a)	Revenue recognized that was included in the contract liability balance at the beginning of the year:

Year ended December 31, 2018
Revenue recognized that was included in the contract liability balance at the beginning of the year
Authorization collaboration and development contracts	$7,941

(b)	Unfulfilled long-term authorization collaboration and development contracts

Aggregate amount of the transaction price allocated to long-term authorization collaboration and development contracts that are partially unsatisfied as of December 31, 2018 amounted to $37,716. Considering the progress of research and development, management expects that the transaction price allocated to the unsatisfied contracts amounting to $37,716 as of December 31, 2018 will be recognized as revenue in the next three years.

C.	Related disclosures in relation to operating revenue for the year ended December 31, 2017 are provided in Note 12(5)B.
D.	Authorization collaboration and development revenue is the revenue arising from authorization collaboration and development of generic drugs. The details are as follows:

In December 2013, the Company entered into a license and collaboration agreement with Sandoz AG. (“Sandoz”) for the development and commercialization of products in Europe and in the USA. Under the terms of the agreement, the Company received an upfront, non-refundable payment of US$100 thousand in January 2014, and aggregated milestone payments of US$2,275 thousand related to the Europe submission in March and April 2014, and January 2015, respectively.

Under IFRS 15, the revenue, based on the proportion of transaction price, is recognized on the basis of costs incurred relative to the total expected costs of the performance obligation. Once the new drug is launched in the market, a royalty fee will be received by the Company, which is equal to an agreed upon percentage of net sales. The Company will recognize performance-based milestone payment revenue upon entering the local market in Europe and in the USA, and upon achieving a certain net sales volume and market position within five years.

~46~

E.	The details of royalty revenue are as follows:
(a)

The Company granted TTY Biopharm Company Limited (“TTY”) the exclusive right in Taiwan to produce and promote LIPO-DOX, a medicinal product developed by the Company. Under the contract, royalty payments are based on 12% of the net product sales.

(b)

The Company authorizes Yung Shin Pharm. Ind. Co., Ltd. (“YSP”) the exclusive right in Taiwan to produce and promote generic drugs. Under the contract, the Company will receive a royalty payment based on a certain percentage of the net sales.

(19)	Other income

	Years ended December 31,
	2018	2017
Interest income	$2,453	$5,060
Government subsidy income (Notes 1 and 2)	21,100	14,206
Others	5,437	6,984
	$28,990	$26,250

Note 1:

The Company has entered into contracts of “A phase IIa trial of lipid-based investigational drug TLC399 in the subjects with macular edema due to retinal vein occlusion in the United States” and “A phase I/II trial of lipid-based, sustained release investigational drug TLC399 (ProDex®) for treating macular edema due to retinal vein occlusion” with the Institute for Information Industry in 2017 and 2014, respectively. The Company has accrued government subsidy income in accordance with the progress of the plan. The aforesaid subsidy plan has recognized income of $7,615 and $14,206 for the years ended December 31, 2018 and 2017, respectively. As of December 31, 2018, the Company has not received government subsidy of $2,661 (shown as “Other receivables”).

Note 2:	The Company’s subsidiary, TLC Biopharmaceuticals Pty Ltd. received the financial incentives from Australian government in August 2018 of $13,485 for its research and development activities.
(20)	Other gains and losses

	Years ended December 31,
	2018	2017
Net currency exchange (loss) gain	$(2,986)	$2,632
Gain on disposal of property, plant and equipment	1,478	20
Other losses	(309)	(42)
	$(1,817)	$2,610

~47~

(21)	Finance costs

	Years ended December 31,
	2018	2017
Bank borrowings	$9,379	$2,255
Finance lease liabilities	507	1,130
	$9,886	$3,385

(22)	Expenses by nature (Shown as “Operating expenses”)

	Years ended December 31,
	2018	2017
Employee benefit expenses	$314,655	$323,991
Depreciation charges	$39,315	$41,926
Amortization charges	$8,144	$10,570

(23)	Employee benefit expenses

	Years ended December 31,
	2018	2017
Wages and salaries	$234,735	$225,633
Share-based payment compensation costs	41,386	57,149
Labor and health insurance fees	19,026	19,117
Pension costs	10,396	10,245
Other personnel expenses	9,112	11,847
	$314,655	$323,991

A.

According to the Articles of Incorporation of the Company, a ratio of distributable profit of the current year, after covering accumulated deficit, shall be distributed as employees’ compensation and directors’ remuneration. The ratio shall be 2%~8% for employees’ compensation and shall not be higher than 2% for directors’ remuneration.

B.	Through December 31, 2018, the Company had accumulated deficits and did not accrue employees’ compensation and directors’ remuneration.

Information about the appropriation of employees’ compensation and directors’ remuneration by the Company as resolved by the Board of Directors will be posted in the “Market Observation Post System” at the website of the Taiwan Stock Exchange.

~48~

(24)	Income tax
A.	Components of income tax expense:

	Years ended December 31,
	2018	2017
Current income tax:
Current income tax on profits for the year	$538	$735
Prior year income tax underestimation	329	133
Total current income tax	867	868
Deferred income tax:
Origination and reversal of temporary differences	—	83
Total deferred income tax	—	83
Income tax expense	$867	951

B.	Reconciliation between income tax expense and accounting profit:

	Years ended December 31,
	2018	2017
Tax calculated based on profit (loss) 'before tax and statutory tax rate (Note)	$(180,141)	$(148,412)
Effect of different tax rates in countries in which the Group operates	300	573
Tax effect of amounts which are not (taxable) deductible in calculating taxable income	—	83
Taxable loss not recognized as deferred tax assets	180,379	148,574
Prior year income tax underestimation	329	133
Income tax expense	$867	$951

Note: The basis for computing the applicable tax rate is the rate applicable of 20% and 17% in the parent company’s country in 2018 and 2017, respectively.

~49~

C.	Amounts of deferred tax assets or liabilities as a result of temporary differences are as follows:

	2018
			Recognized
		Recognized	in other
	January 1	in profit or loss	comprehensive income	Recognized in equity	December 31
Temporary differences:
－Deferred tax assets:
Unrealized expenses	$81	$—	$2	$—	$79

	2017
			Recognized
		Recognized	in other
	January 1	in profit or loss	comprehensive income	Recognized in equity	December 31
Temporary differences:
－Deferred tax assets:
Unrealized expenses	$164	$(83)	$—	$—	$81

D.	Details of investment tax credit and unrecognized deferred tax assets are as follows:

	December 31, 2018
		Unrecognized
		deferred
	Unused tax	income tax	Final year tax
Qualifying items	credits	assets	credits are due
Research and development expenditure	$358,394	$358,394	Note
Employees' development and training	72	72	Note

	December 31, 2017
Qualifying items	Unused tax credits	Unrecognized deferred income tax assets	Final year tax credits are due
Research and development expenditure	$307,403	$307,403	Note
Employees' development and training	72	72	Note

Note:

In accordance with the Ministry of Economic Affairs (MOEA) Jing-Shou-Gong-Zi Letter No. 10020409420 dated June 10, 2011 and Letter No. 10320407210 dated April 3, 2014, the Company was approved as a biotech pharmaceuticals company. Accordingly, the Company and its shareholders are eligible for investment tax credits under the Statute for Development of Biotech New Pharmaceuticals Industry. Relevant investment tax credits can be used to offset against the Company’s income tax within five years from the year in which the Company starts to have income tax payable.

~50~

E.	Expiration dates of unused tax losses and amounts of unrecognized deductible amounts of the Company are as follows:

December 31, 2018
	Amount filed/		Unrecognized
Year incurred	assessed	Unused amount	amount (Note)	Expiry year
2009	$136,642	$136,642	$136,642	2019
2010	196,215	196,215	196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	832,622	832,622	832,622	2027
2018	918,113	918,113	918,113	2028
	$4,966,727	$4,966,727	$4,966,727

Note: Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.

December 31, 2017
	Amount filed/		Unrecognized
Year incurred	assessed	Unused amount	amount (Note)	Expiry year
2008	$200,442	$200,442	$200,442	2018
2009	136,642	136,642	136,642	2019
2010	196,215	196,215	196,215	2020
2011	212,903	212,903	212,903	2021
2012	187,946	187,946	187,946	2022
2013	407,816	407,816	407,816	2023
2014	632,283	632,283	632,283	2024
2015	649,799	649,799	649,799	2025
2016	792,388	792,388	792,388	2026
2017	869,479	869,479	869,479	2027
	$4,285,913	$4,285,913	$4,285,913

Note:	Unrecognized amount represents unused tax losses for which no deferred income tax asset has been recognized.
F.

The U.S. subsidiary, TLC Biopharmaceuticals, Inc., has not recognized unused tax losses as deferred income tax assets. As of December 31, 2018 and 2017, the amounts of unused tax losses not recognized as deferred income tax assets are $1,968 and $48,732, respectively.

G.	The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	2018	2017
Deductible temporary differences	$85,337	$104,865

~51~

H.	The Company’s income tax returns through 2016 have been assessed and approved by the Tax Authority.
(25)	Loss per share

	Year ended December 31, 2018
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
Basic loss per share
Loss attributable to common	$(901,574)	62,719	$(14.37)
shareholders of the Company
Dilutive effect of common shares
equivalents:	—	(Note)
Employees’ stock options	—	(Note)
Restricted stocks
Diluted loss per share
Loss attributable to common
shareholders of the Company plus
assumed conversion of all dilutive	$(901,574)	62,719	$(14.37)
potential common shares

	Year ended December 31, 2017
	Amount after tax	Weighted average number of common shares outstanding (in thousands of shares)	Loss per share (in dollars)
Basic loss per share
Loss attributable to common
shareholders of the Company	$(873,962)	55,489	$(15.75)
Dilutive effect of common shares
equivalents:
Employees’ stock options	—	(Note)
Restricted stocks	—	(Note)
Diluted loss per share
Loss attributable to common
shareholders of the Company plus
assumed conversion of all dilutive
potential common shares	$(873,962)	55,489	$(15.75)

Note:	Employee stock options and employee restricted stocks have no dilutive effect for any period due to the fact that the Company was in loss position for both periods presented.

~52~

(26)	Supplemental cash flow information

Investing activities with partial cash payments:

	Years ended December 31,
	2018	2017
Acquisition of property, plant and equipment
(including transfers)	$42,213	$17,237
Add: Opening balance of payables on machinery,
equipment and intangible assets	—	1,229
Ending balance of prepayments for equipment	27,942	923
Opening balance of prepayments for equipment	780	—
being transferred to other expenses
Opening balance of prepayments for equipment
being transferred to intangible assets	—	227
Less: Ending balance of payables on machinery,
equipment and intangible assets	(3,303)	—
Opening balance of prepayments for
equipment	(923)	(1,483)
Cash paid	$66,709	$18,133

	Years ended December 31,
	2018	2017
Acquisition of intangible assets
(including transfers)	$3,537	$5,933
Add: Opening balance of payables on machinery,
equipment and intangible assets	—	1,495
Less: Ending balance of payables on machinery,
equipment and intangible assets	(374)	—
Opening balance of prepayments for equipment	—	(227)
Cash paid	$3,163	$7,201

(27)	Changes in liabilities from financing activities

	Short-term borrowings	Long-term borrowings (including current portion)	Finance lease liabilities (including current portion)	Liabilities from financing activities
At January 1, 2018	$46,000	$70,050	$52,000	$168,050
Changes in cash flow
from financing activities	—	364,107	(4,000)	360,107
Net exchange differences	—	600	–	600
At December 31, 2018	$46,000	$434,757	$48,000	$528,757

~53~

7.	RELATED PARTY TRANSACTIONS
(1)	Names of related parties and relationship

Names of related parties	Relationship with the Group
Keelung Hong	The Group’s Chairman
George Yeh	The Group’s General Manager

(2)	Significant transactions and balances with related parties
A.	The Company’s Chairman provided guarantees for the Company’s long-term and short-term borrowings with Taiwan Cooperative Bank.
B.	The Company’s Chairman and General Manager provided guarantees for the Company’s short-term borrowings with E.SUN Commercial Bank.
C.	The Company’s Chairman provided guarantees to Taiwan Cooperative Bank for the Company’s government grant in relation to the research and development program from the Institute of Information Industry.

As of December 31, 2018 and 2017, details of loans are described in Notes 6(8) and 6(10).

(3)	Key management personnel compensation

	Years ended December 31,
	2018	2017
Salaries and other short-term employee benefits	$38,227	$33,072
Post-employment benefits	486	432
Share-based payments	9,366	8,120
	$48,079	$41,624

8.	PLEDGED ASSETS
(1)
Assets pledged	December 31, 2018	December 31, 2017	Pledge purpose
Shown as “Property, plant and
equipment”
Land	$14,962	$14,962	Note
Buildings	23,516	24,172	Note
	$38,478	$39,134

　　　Note: Provided as collateral for long-term borrowings with Taiwan Cooperative Bank.

~54~

(2)

Pursuant to the bank loan contract entered between Cathay Bank and the Company and its subsidiary, TLC US, on December 27, 2018, except for the Intellectual Property, including trademarks, patents, copyrights, servicemarks, technology, trade secret, and etc., defined in the loan contract, all other personal property, including tangible and intangible assets, of the Company and its subsidiary, TLC US are pledged as collateral for borrowings. Cathay Bank constitutes a first priority security interest in the personal property of the Company and its subsidiary, TLC US located in the United States and does not constitute a first priority security interest in the personal property of the Company located outside of the United States.

9.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED CONTRACT COMMITMENTS
(1)	Contingencies

Under certain special generic product agreements, the Company is required to have a certain market supply capacity before the launch of the products in the market. Otherwise, the Company is obligated to pay a certain amount as compensation.

(2)	Commitments

In addition to the commitments mentioned in Note 6(10)A and B, the Group’s significant commitments are as follows:

A.	Capital expenditures contracted for at the balance sheet date but not yet incurred and are cancelable without cause are as follows:

	December 31, 2018	December 31, 2017
Property, plant and equipment	$11,037	$1,781

B.	Operating lease commitments

The Group leases offices with lease terms between 1 and 5 years, and the majority of lease agreements are renewable at the end of the lease terms at market rate. The future aggregate minimum lease payments are as follows:

	December 31, 2018	December 31, 2017
Not later than one year	$31,787	$32,999
Later than one year but not later than five years	46,315	75,450
	$78,102	$108,449

~55~

C.	The Company has outstanding commitments on purchase contracts for the research and manufacturing of medicines which are cancelable without cause as follows:

December 31, 2018	December 31, 2017
$120,707	$31,577

D.	The Company has outstanding commitments on research and development which are cancelable without cause as follows:

December 31, 2018	December 31, 2017
$603,178	$478,977

E.

The Company has signed a licensing agreement for technology transition with TWI Pharmaceuticals, Inc. with maximum royalty charges of US$5,000 thousand according to the R&D achievement. Once the new drug is launched in the market, the Company will pay a royalty fee based on a certain percentage of the net product sales.

~56~

F.

The Company’s subsidiary entered into a synthesis technology of novel camptothecin derivative transfer agreement with Sutter West Bay Hospitals (SWBH, formerly, California Pacific Medical Center). Under the agreement, SWBH charges the Company’s subsidiary a patent usage fee of US$10 thousand per annum, royalty fees up to US$300 thousand according to the R&D achievement and royalty fees to a certain percentage of relevant product sales volume. Through December 31, 2018, the Company’s subsidiary had paid US$100 thousand.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT EVENTS AFTER THE REPORTING PERIOD

None.

12.	OTHERS
(1)	Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to improve the Group’s capital structure, the Group may issue new shares or sell assets to reduce debt ratio. The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as total debt divided by total capital.

As of December 31, 2018 and 2017, the Group’s gearing ratios are as follows:

	December 31, 2018	December 31, 2017
Total debt	$748,725	$275,255
Total capital	$640,451	$561,990
Debt ratio	116.91%	48.98%

(2)	Financial instruments
A.	Financial instruments by category

	December 31, 2018	December 31, 2017
Financial assets
Financial assets at amortized cost/loans and
receivables
Cash and cash equivalents	$807,484	$951,713
Current financial assets at amortized cost	307,150	—
Accounts receivable, net	9,343	8,622
Other receivables	5,811	19,726
Refundable deposits	18,930	27,188
	$1,148,718	$1,007,249

~57~

	December 31, 2018	December 31, 2017
Financial liabilities
Financial liabilities at amortized cost
Short-term borrowings	$46,000	$46,000
Other payables	206,268	93,541
Finance lease liabilities
(including current portion)	48,000	52,000
Long-term borrowings
(including current portion)	434,757	70,050
	$735,025	$261,591

B.	Financial risk management policies
(a)

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, liquidity risk and cash flow interest rate risk. The Group adopts overall risk management program and control system to identify all financial risks and seeks to control and balance potential adverse effects from those aforesaid financial risks.

(b)

The goal of market risk management is to appropriately consider the impacts of economic environment, competition and market value risk, in order to achieve the best risk position, to maintain appropriate liquidity position and to centrally manage all market risks.

(c)	To meet its risk management objectives, the Group’s procedures of hedge focus on market risk and cash flow interest rate risk.

~58~

C.	Significant financial risks and degree of financial risks
(a)	Market risk
i.	Foreign exchange risk
(i)

The Group’s businesses involve some non-functional currency operations (the Company’s functional currency: NTD; the subsidiaries’ functional currencies: USD, EUR, HKD, RMB, AUD and JPY). The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2018
(Foreign currency: functional currency)	Foreign currency amount (in thousands)	Exchange rate	Book value (NTD) (in thousands)
Financial assets
Monetary items
USD : NTD	$29,933	30.715	$919,392
Non-monetary items
USD : NTD	1,529	30.715	46,963
AUD : NTD	1,754	21.665	38,000
Financial liabilities
Monetary items
USD : NTD	17,886	30.715	549,368
AUD : NTD	2,544	21.665	55,116

	December 31, 2017
(Foreign currency: functional currency)	Foreign currency amount (in thousands)	Exchange rate	Book value (NTD) (in thousands)
Financial assets
Monetary items
USD : NTD	$575	29.76	$17,112
Non-monetary items
USD : NTD	1,437	29.76	42,762
AUD : NTD	1,084	23.705	25,135
Financial liabilities
Monetary items
USD : NTD	741	29.76	22,052
AUD : NTD	1,466	23.705	34,752

~59~

(ii)	Analysis of foreign currency market risk arising from significant foreign exchange variation:

		Year ended December 31, 2018
		Sensitivity analysis
			Effect on other
		Effect on profit	comprehensive
(Foreign currency:	Extent of	or loss	income
functional currency)	variation	(in thousands)	(in thousands)
Financial assets
Monetary items
USD : NTD	1%	$9,194	$—
Non-monetary items
USD : NTD	1%	—	470
AUD : NTD	1%	—	380
Financial liabilities
Monetary items
USD : NTD	1%	5,494	—
AUD : NTD	1%	551	—

		Year ended December 31, 2017
		Sensitivity analysis
			Effect on other
		Effect on profit	comprehensive
(Foreign currency:	Extent of	or loss	income
functional currency)	variation	(in thousands)	(in thousands)
Financial assets
Monetary items
USD : NTD	1%	$171	$—
Non-monetary items
USD : NTD	1%	—	428
AUD : NTD	1%	—	251
Financial liabilities
Monetary items
USD : NTD	1%	221	—
AUD : NTD	1%	348	—

(iii)	The unrealized exchange gain arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2018 and 2017 are $24 and $329, respectively.
ii.	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term and long-term borrowings. Borrowings issued at floating interest rates expose the Group to cash flow interest rate risk. During the years ended December 31, 2018 and 2017, the Group’s borrowings at floating interest rate were denominated in the NT dollars.

~60~

At December 31, 2018 and 2017, if interest rate had been 0.2% higher/lower with all other conditions held constant, net loss for the years ended December 31, 2018 and 2017 would have been by $653 and $232 higher/lower, respectively. The main factor is that the floating-rate borrowings resulted in changes in interest expense.

(b)	Credit risk
i.

Credit risk refers to the risk of financial loss to the Group arising from cash and deposits with banks and financial institutions, as well as default by the customers on the contract obligations. The main factor is that counterparties could not repay in full the accounts receivable based on the agreed terms.

ii.

The Group manages their credit risk taking into consideration the entire group’s concern. For banks and financial institutions, only financial institutions with a good credit rating are accepted. According to the Group’s credit policy, each entity in the Group is responsible for managing and analyzing the credit risk for each of their new customers before entering into license contracts. Internal risk control assesses the credit quality of the customers, taking into account their financial positions, past experience and other factors.

iii.	The default occurs when the contract payments are past due based on the agreed terms.
iv.

The Group classifies customers’ accounts receivable in accordance with credit rating of customers. The Group applies the simplified approach to estimate expected credit loss under the provision matrix basis.

v.

The Group wrote off the financial assets, which cannot be reasonably expected to be recovered, after initiating recourse procedures. However, the Group will continue executing the recourse procedures to secure their rights.

vi.

The Group assesses the expected credit losses based on the payment terms stipulated in the contracts with the customers. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The historical loss rates are adjusted to reflect current and forward-looking information on factors affecting the ability of the customers to settle the receivables. Except for loss allowance of $18,132 established based on the delay payment of the balances due from one customer, the Group has not identified impairments on the trade receivables. The Group has therefore concluded that the expected loss rates for the trade receivables and contract assets is very low, and the loss allowance for the trade receivables and contract assets recognized is immaterial as of December 31, 2018.

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vii.	Movements in relation to the Group applying the simplified approach to provide loss allowance for accounts receivable and contract assets are as follows:

	2018
	Accounts receivable	Contract assets
At January 1_IAS 39	$18,132	$—
Adjustments under new standards	—	—
At January 1_IFRS 9	18,132	—
Provision for impairment	—	—
At December 31	$18,132	$—
Credit risk information for the year ended December 31, 2017 is provided in Note 12(4).

viii.	Credit risk information for the year ended December 31, 2017 is provided in Note 12(4).
(c)	Liquidity risk
i.

Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group treasury. Group treasury monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs.

ii.

The table below analyzes the Group’s non-derivative financial liabilities based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	December 31, 2018
	Within	Between 1	Between 2	Between 3	Over
	1 year	and 2 years	and 3 years	and 5 years	5 years
Short-term borrowings	$46,761	$—	$—	$—	$—
Other payables	206,268	—	—	—	—
Finance lease liabilities
(including current portion)	24,583	24,198	—	—	—
Long-term borrowings
(including current portion)	82,864	322,928	8,351	24,210	30,429

	December 31, 2017
	Within	Between 1	Between 2	Between 3	Over
	1 year	and 2 years	and 3 years	and 5 years	5 years
Short-term borrowings	$46,062	$—	$—	$—	$—
Other payables	93,541	—	—	—	—
Finance lease liabilities
(including current portion)	48,466	4,008	—	—	—
Long-term borrowings
(including current portion)	5,137	6,493	6,430	27,901	33,019

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(3)	Fair value information
A.	The Group had no financial instruments measured at fair value, by valuation method, as of December 31, 2018 and 2017.
B.

The management considers that the carrying amounts of financial assets and liabilities not measured at fair value are approximate to their fair values, including cash and cash equivalents, financial assets at amortized cost, receivables, refundable deposits, short-term borrowings, long-term borrowings (including current portion), payables, and finance lease liabilities (including current portion).

(4)	Effects on initial application of IFRS 9 and information in relation to the application of IAS 39 for the year ended December 31, 2017
A.	The significant accounting policies of accounts receivable, other receivables, and impairment of financial assets adopted in the year ended December 31, 2017 are as follows:
(a)	Accounts receivable and other receivables

Accounts receivable are claims resulting from the sale of goods or services. Other receivables are those arising from transactions other than the sale of goods or services. Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. However, short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

(b)	Impairment of financial assets
i.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

ii.	The criteria that the Group uses to determine whether there is objective evidence of an impairment loss is as follows:

(a) Significant financial difficulty of the issuer or debtor;

(b) A breach of contract, such as a default or delinquency in interest or principal payments;

(c) The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granted the borrower a concession that a lender would not otherwise consider;

(d) It becomes probable that the borrower will enter bankruptcy or other financial reorganization;

(e) Information about significant changes with an adverse effect that have taken place in the technology, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered.

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iii.

When the Group assesses that there has been objective evidence of impairment and an impairment loss has occurred on financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted using the financial asset’s original effective interest rate, and is recognized in profit or loss. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset does not exceed its amortized cost that would have been at the date of reversal had the impairment loss not been recognized previously. Impairment loss is recognized and reversed by adjusting the carrying amount of the asset through the use of an impairment allowance account.

B.

The reconciliation of allowance for impairment and provision from December 31, 2017, as these are impaired under IAS 39, to January 1, 2018, as these are expected to be impaired under IFRS 9, are as follows:

Accounts receivable
IAS 39	$18,132
Impairment loss adjustment	—
IFRS 9	$18,132

C.	Credit risk information for the year ended December 31, 2017 are as follows:
(a)

Credit risk refers to the risk of financial loss to the Group arising from default by the customers on the contract obligations. According to the Group’s credit policy, each entity in the Group is responsible for managing and analysing the credit risk for each of their new customers before signing the license agreement. Internal risk control assesses the credit quality of the customers, taking into account their financial position, past experience and other factors. Credit risk arises from cash and deposits with banks and financial institutions, as well as credit exposures to corporate pharmaceutical companies, including outstanding receivables. For banks and financial institutions, only financial institutions with a good credit rating are accepted.

(b)	For the year ended December 31, 2017, no credit limits were exceeded during the reporting period, and management does not expect any significant losses from non-performance by these counterparties.

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(c)

The Group’s accounts receivable that were neither past due nor impaired were fully performing in line with the credit standards prescribed based on counterparties’ industrial characteristics, scale of business and profitability. As of December 31, 2017, the Group’s accounts receivable that were neither past due nor impaired amounted to $8,622. The Group deals with counterparties with good credit reputation and has policies in place to ensure that customers have an appropriate credit history when signing the contracts.

(d)	The ageing analysis of financial assets that were past due but not impaired is as follows:

December 31, 2017
Up to 30 days	$—
31 to 90 days	—
91 to 180 days	—
Over 181 days	—
$—

The above ageing analysis were based on past due date.

D.	Movement analysis of accounts receivable that were impaired is as follows:
(a)	As of December 31, 2017, the Group’s accounts receivable that were individually determined to be impaired amounted to $18,132.
(b)	Movements on the Group’s provision for impairment of accounts receivable for the year ended December 31, 2017 are as follows:

	Individually assessed	Collectively assessed
	for impairment	for impairment	Total
At January 1	$9,067	$—	$9,067
Provision for impairment	9,065	—	9,065
At December 31	$18,132	$—	$18,132

(5)	Effects of initial application of IFRS 15 and information in relation to the application of IAS 18 for the year ended December 31, 2017
A.	The significant accounting policies of revenue recognition for the year ended December 31, 2017 are as follows:
(a)

Out-licensing development collaboration revenue includes up-front fees and milestone payments. Upfront fees are recognized in a reasonable and systematic approach over the development period, and is not recognized in full, if the authorization contract of the Company does not meet all of the following criteria:

i.	The amount of royalty is fixed or non-refundable.
ii.	The contract is irrevocable.
iii.	Relevant rights may be at the authorized party’s own disposition.
iv.	The party granting authority has no further obligations after passing on the rights to the authorized party.

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Milestone payments are contractual payments due to the Company upon the achievement of certain additional events. The entire milestone payment due is recognized as revenue, in full, at the time the milestone set forth in the respective agreements has been achieved and the amount is reasonably assured of collection.

(b)

Royalty revenues are recognized based on the substance of contracts when the earning process is substantially completed and are realized or realizable, which is in the same period that the licensee makes a qualifying sale of licensed products.

B.	The revenue recognized by using previous accounting policies for the year ended December 31, 2017 are as follows:

Year ended December 31, 2017
Royalty revenue	$49,635

C.

The effects and description of current balance sheet and comprehensive income statement items if the Company continued adopting previous accounting policies as of and for the year ended December 31, 2018 are as follows:

	As of and for the year ended December 31, 2018
			Balance by using	Effects from changes
		Balance by using	previous accounting	in accounting
Items	Description	IFRS 15	policies	policies
Contract assets	Note	$2,283	$—	$2,283
Operating revenue	Note	$10,224	$—	$10,224
Retained earnings	Note	$7,941	$—	$7,941

Note: The Group accounts for all the authorization and subsequent research and development services provided by the Group as one performance obligation, and recognizes revenue based on the transaction price, and the stage of completion, which is measured by the proportion of contract costs incurred for research and development services performed as of the financial reporting date to the estimated total research and development costs for the authorization collaboration and development contracts.

13.	SUPPLEMENTARY DISCLOSURES
(1)	Significant transactions information
A.	Loans to others: None.
B.	Provision of endorsements and guarantees to others: None.
C.	Holding of marketable securities at the end of the period (not including subsidiaries, associates and joint ventures): None.

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D.	Aggregate purchases or sales of the same securities reaching NT$300 million or 20% of paid-in capital or more: None.
E.	Acquisition of real estate reaching NT$300 million or 20% of paid-in capital or more: None.
F.	Disposal of real estate reaching NT$300 million or 20% of paid-in capital or more: None.
G.	Purchases or sales of goods from or to related parties reaching NT$100 million or 20% of paid-in capital or more: None.
H.	Receivables from related parties reaching NT$100 million or 20% of paid-in capital or more: None.
I.	Derivative financial instruments undertaken during the year ended December 31, 2018: None.
J.	Significant inter-company transactions during the year ended December 31, 2018: Please refer to table 1.
(2)	Information on investees

Names, locations and other information of investee companies (not including investees in Mainland China): Please refer to table 2.

(3)	Information on investments in Mainland China
A.	Basic information: Please refer to table 3.
B.	Significant transactions conducted with investees in Mainland China directly or indirectly through other companies in the third areas: Please refer to table 1.
14.	SEGMENT INFORMATION
(1)	General information

The Group’s major business is research and development for new medicine and operates only in one single industry. The Chief Operating Decision-Maker, who allocates resources and assesses performance of the Group as a whole, has identified that the Group has only one reportable operating segment.

(2)	Information about segment profit or loss, assets and liabilities

The Group has only one reportable operating segment, and therefore, the reportable segment information is the same as the financial statements.

(3)	Reconciliation for segment income (loss)

The segment income (loss) reported to the chief operating decision-maker is measured in a manner consistent with that in the statement of comprehensive income. There is no reconciliation because the report provided to the chief operating decision-maker for business decisions has no difference to the segment income (loss) information.

(4)	Information on products and services

Please refer to Note 6 (18) for the related information.

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(5)	Geographical information

Geographical information for the years ended December 31, 2018 and 2017 is as follows:

	Year ended December 31, 2018		Year ended December 31, 2017
		Non-current		Non-current
	Revenue	assets (Note)	Revenue	assets (Note)
Taiwan	$52,100	$202,724	$49,635	$176,727
Europe	10,224	—	—	—
China	—	11	—	23
Others	—	7,482	—	6,645
	$62,324	$210,217	$49,635	$183,395

Note: Deferred tax assets and refundable deposits are excluded from non-current assets.

(6)	Major customer information

Details of sales to individual customers exceeding 10% of the Group’s revenue for the years ended December 31, 2018 and 2017 are as follows:

	Year ended December 31, 2018	Year ended December 31, 2017
	Revenue	Revenue
A	$40,765	$40,385
B	11,335	9,250
F	10,224	—

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